Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

						Three
						Months
						Ended
	Fiscal Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2010
Earnings:
Net loss	$(114,337)	$(230,543)	$(293,190)	$(303,039)	$(220,104)	$(44,700)
Add: Fixed charges	—	1,733	3,408	2,339	10,447	3,312
Less: Capitalized Interest	—	(110)	(1,398)	(2,477)	(57)	$—

Earnings as defined	$(114,337)	$(228,920)	$(291,180)	$(303,177)	$(209,714)	$(41,388)

Fixed charges (1)	—	1,733	3,408	2,339	$10,447	$3,312

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges less capitalized interest during the period. Fixed charges consist of interest expense, capitalized interest and amortization of discount on indebtedness. Earnings were insufficient to cover fixed charges by $114.3 million in 2005, $230.5 million in 2006, $293.2 million in 2007, $303.0 million in 2008, $220.1 million in 2009 and $44.7 million in the three months ended March 31, 2010. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.